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                                                               Exhibit (a)(1)(q)


            FORM OF ADDITIONAL REMINDER E-MAIL TO ELIGIBLE EMPLOYEES

         As outlined in an e-mail dated September 25, 2007 and in the documents mailed to you on September 25, 2007, recently enacted Internal Revenue Code
Section 409A imposes certain adverse tax consequences (including income tax at vesting, an additional 20% tax and interest charges) on stock options that were granted at a discount from fair market value ("discount options") and which vest after December 31, 2004.

         Tenneco has determined that certain of your stock options may be affected by Section 409A because they were or may have been granted at a discount from fair market value. Tenneco has offered you the opportunity to avoid the adverse tax consequences of Section 409A by amending certain stock options and making certain cash payments. Note that we have extended the deadline for the tender offer to November 26, 2007 because we have received elections from employees representing 96,458 of the 99,324 eligible options and wish to give the remaining employees who have not made an election an additional opportunity to participate and accept the offer to avoid the adverse tax consequences of Section 409A. The details of Tenneco's offer to you are included in the documents mailed to you on September 25, 2007 and the other e-mails that we have sent to you regarding the offer to amend. For more information on how to participate in the offer you may contact:




            Rex Abercrombie, Vice President, Compensation & Benefits
                                  Tenneco Inc.
                  500 North Field Drive, Lake Forest, IL 60045
                              Phone: (847)482-5000